Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Nine Months
Ended
September 30, 2006
Loss from continuing operations before income taxes	$(544)
Adjustments:
Minority interest in loss of subsidiaries with fixed charges	5
Undistributed income of equity method investees	(8)
Interest expense	202
Interest component of rental expense (1)	37
Amortization of capitalized interest	34
Earnings as adjusted	$(274)

Fixed charges:
Interest expense	202
Interest component of rental expense (1)	37
Capitalized interest	2
Total fixed charges	$241

Ratio of earnings to fixed charges	*
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(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the nine months ended September 30, 2006 were inadequate to cover fixed charges. The coverage deficiency was $515 million.